Exhibit 99.1

1500 - 1055 West Georgia Street
Vancouver BC V6E 4N7 Canada

Notice of
Annual General Meeting
of Shareholders
For Fiscal 2015 and 2016

When:	On Friday, August 4, 2017 at 10:00 a.m. Pacific Daylight Time.

Where:	At The Fraser Room, McMillan LLP, Royal Centre, Suite 1500 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 , Canada.

Record Date:	The "Record Date" is June 30, 2017 and is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Agenda:	The purpose of this meeting (the “Meeting”) is to conduct the following business:
	1.	To receive and consider our consolidated financial statements for the financial years ended June 30, 2015 and June 30, 2016 and the auditor’s reports thereon;
	2.	To vote to fix the number of directors at four (4),
	3.	To vote to elect four directors to our "Board" of directors;
	4.	To vote to appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor for the ensuing 2017 fiscal year and authorize the Board to fix their remuneration; and at the same time to ratify Davidson & Co's appointment by the Board as auditor for the years ended June 30, 2015 and 2016 together with the remuneration fixed by the Board therefor;
	5.	To vote to approve a new incentive "2017 Stock Option Plan" as a matter of special business;
	6.	To vote to approve restated "Articles" of association as a matter of special business; and
	7.	To transact such other business that may be properly brought before the Meeting.
Meeting
Materials:	This "Notice" is mailed to shareholders with the following three enclosed documents:

	1.	A "Circular", prepared by management, that contains important information about the Meeting and the Agenda. It also provides particular details about each one of the matters to be considered and voted on at the Meeting. It also includes detailed information on who is entitled to vote and the issues to be voted on. Please read the Circular carefully before voting.

	2.	EITHER, two “Forms of Proxy”, for use by our registered shareholders in voting, one for the 2015 portion of the Meeting and one for the 2016 portion, are enclosed with this Notice;

	3.	OR, two "Voting Instruction Forms" or "VIFs" for use by our non-registered or beneficial shareholders in voting, one for the 2015 portion of the Meeting and one for the 2016 portion, are enclosed with this Notice.

Please read the information and follow the instructions in the Circular and use either the Forms of Proxy or the VIFs to vote by following the instructions on each in order to conveniently vote in person or by proxy using mail, the internet, or a touch tone phone.
Special
Business:	There are two items, the 2017 Stock Option Plan and adoption of restated Articles, on the Agenda that constitute special business as defined in our current Articles and each therefore requires an ordinary resolutions (simple majority, 50% + 1 vote) to pass. In addition to the summary and discussion of the Plan and the Articles in this Circular, complete copies are also available as Appendices I and II to this Circular as filed on SEDAR. Copies may be viewed or downloaded from the Company's profile on www.sedar.com. Additionally, a copy of each shall also be made available for inspection by shareholders at the Company's records office 900-885 West Georgia Street, Vancouver, BC, V6E 4N7 , during statutory business hours on the business day preceding the day of the Meeting, or made available, free of charge, upon request.

Your vote is important!

BY ORDER OF THE BOARD OF DIRECTORS,

//signed// “Richard L. McAdoo”

Richard L. McAdoo
Chairman of the Board
Vancouver, British Columbia
June 30, 2017